Filed by Wells Fargo & Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Wachovia Corporation
(Commission File No. 001-10000)

Media		Investors
Janis Smith	Larry Haeg	Jim Rowe	Bob Strickland
Wells Fargo	Wells Fargo	Wells Fargo	Wells Fargo
415-396-7711	612-667-5266	415-396-8216	415-396-0523

WACHOVIA, CITIGROUP, WELLS FARGO
AGREE TO EXTEND LITIGATION STANDSTILL

SAN FRANCISCO, October 8, 2008 – Wachovia, Citigroup and Wells Fargo, in consultation with the Federal Reserve, announce the extension until 8 a.m. EDT, on Friday, October 10, 2008, of their standstill agreement of October 6, 2008.

MORE INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

The proposed merger will be submitted to Wachovia Corporation shareholders for their consideration. Wells Fargo will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of Wachovia Corporation that also constitutes a prospectus of Wells Fargo. Wachovia Corporation will mail the proxy statement-prospectus to its shareholders. Wachovia shareholders and other investors are urged to read the final proxy statement-prospectus when it becomes available because it will describe the proposed merger and contain other important information. You may obtain copies of all documents filed with the SEC regarding the proposed merger, free of charge, at the SEC’s website (www.sec.gov). You may also obtain free copies of these documents by contacting Wells Fargo or Wachovia, as follows:

Wells Fargo & Company, Attention Corporate Secretary, MAC N9305-173, Sixth and Marquette, Minneapolis, Minnesota 55479, (612) 667-0087.

Wachovia Corporation, Investor Relations, One Wachovia Center, 301 South College Street, Charlotte, North Carolina 28288, (704) 374-6782

Wells Fargo and Wachovia and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Wachovia Corporation shareholders in connection with the proposed merger. Information about Wells Fargo’s directors and executive officers and their ownership of Wells Fargo common stock is contained in the definitive proxy statement for Wells Fargo’s 2008 annual meeting of stockholders, as filed by Wells Fargo with the SEC on Schedule 14A on March 17, 2008. Information about Wachovia’s directors and executive officers and their ownership of Wachovia common stock is contained in the definitive proxy statement for Wachovia’s 2008 annual meeting of shareholders, as filed by Wachovia with the SEC on Schedule 14A on March 10, 2008. You may obtain a free copy of these documents by contacting Wells Fargo or Wachovia at the contact information provided above. The proxy statement-prospectus for the proposed merger will provide more information about participants in the solicitation of proxies from Wachovia Corporation shareholders.